Ref.: File No. 82-4025

SUPPL

PRESS RELEASE

RECEIVED

2007 AUG -7 A 10:13

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Globex Mining Enterprises Inc.

"At Home in North America"

16,690,950 shares issued and outstanding

July 26, 2007

GLOBEX TO UNDERTAKE DRILL PROGRAM AT NORMETAL MINE

Rouyn-Noranda, Quebec, Canada. GLOBEX MINING ENTERPRISES INC. (GMX - Toronto, G1M - Frankfurt, Stuttgart, Berlin, Munich, Xetra and GLBXF - OTCQX) is pleased to inform shareholders that it has received the results of a study commissioned to assess the possibility of significant unmined zinc and copper mineralization remaining at Globex's 100% owned Normetal Mine located at Normetal, Quebec.

The historic massive sulphide mine, one of the largest in Quebec produced over 10 million tonnes of copper and zinc ore between 1937 and 1975 from workings to a depth of 2500 meters. When the mine commenced production, the price of zinc was approximately US$0.065/lb only reaching prices over US$0.20/lb in the last 2 years of production. Available records indicate that mining was concentrated on copper rich zones due to the availability of smelting facilities at Rouyn-Noranda, 110 km to the south. There were no zinc refining facilities in Quebec for the first 20 years of the mine's operation and workings were backfilled making it difficult and expensive to return once mining was completed.

Research has led Globex to believe that historically, high cut-off grades for copper and zinc were used when mining. Specifically a report dated 1962 by Noranda Inc. refers to a zinc cut-off grade of 18%. Additionally, level plans indicate, at various levels, zinc mining grade cut-offs of between 10 and 15% and copper mining grade cut-offs of 3%. Considering the present metal prices, a study of the first 610 vertical meters of the mine was commissioned which has recommended an initial program of 18 targeted drill holes totalling approximately 8,500 meters.

Further sparking our interest in drilling sections of the mine were four historic drill holes completed in 1987 prior to implementation of NI 43-101 regulations by Exploration minière Normétal into the Normetal Mine crown pillar. The drill holes returned the following values:

Hole #	Location	Bearing	Dip	Intercept Length	True Width	Cu%	Zn%	Au oz/t	Ag oz/t
N87-57	4052N, 6052E	210°	45°	12.80 m	11.90 m	3.05	24.17	0.043	-
				including	5.19 m				15.16
N87-58	4114N, 6008E	210°	45°	11.90 m	10.50 m	1.69	17.05	0.024	3.41
			including 1.32 m of ground core, assigned a value of 0 in the grade calculation						
N87-59	3978N, 6080E	210°	45°	9.46 m	8.32 m	0.38	27.09	0.055	4.31
N87-33	4012N, 6040E	200°	50°	8.28 m	7.58 m	-	10.92	-	5.84
				including	4.77 m			0.17	

In addition, drill holes completed in 2003 into the crown pillar for stability studies and never split or assayed were recently recovered. These drill holes include sections of massive sphalerite or sphalerite, chalcopyrite and pyrite.

Globex intends to drill the recommended holes in a staged manner as soon as a drill becomes available.

This press release was written by Jack Stoch in his capacity as a Qualified Person (Q.P.).

PROCESSED

AUG 13 2007

THOMSON FINANCIAL

We Seek Safe Harbour.

Foreign Private Issuer 12g3 – 2(b)
CUSIP Number 379900 10 3

For further information, contact:

GLOBEX MINING ENTERPRISES INC.
Jack Stoch, P.Geo, President & CEO
146-14th Street,
Rouyn-Noranda, Quebec (CANADA) J9X 2J3

Tel.: (819) 797-5242
Fax: (819) 797-1470
Email: info@globexmining.com
Web Site: www.globexmining.com

PRESS RELEASE

GLOBEX

Globex Mining Enterprises Inc.

"At Home in North America"

16,690,950 shares issued and outstanding

July 25, 2007

RAZOR COAL ACQUISITION TERMINATED

Rouyn-Noranda, Quebec, Canada. **GLOBEX MINING ENTERPRISES INC. (GMX - Toronto, G1M - Frankfurt, Stuttgart, Berlin, Munich, Xetra and GLBXF - OTCQX)** wishes to inform shareholders that it has decided to terminate work related to the prospective acquisition announced on May 24th, 2007, of the Razor Coal Mine property in Utah, U.S.A.

Due diligence has led Globex to conclude that the coal resource described in the technical data consulted by the Company does not meet the criteria of the modern technical "reserve" and thus the project is likely not financeable by Globex in its present stage of development.

Globex has informed the vendor and has instructed the Trust to return the US$250,000 deposit to Globex.

We Seek Safe Harbour.

Foreign Private Issuer 12g3 – 2(b)
CUSIP Number 379900 10 3

For further information, contact:

GLOBEX MINING ENTERPRISES INC.
Jack Stoch, P.Geo, President & CEO
146-14th Street
Rouyn-Noranda, Quebec (CANADA) J9X 2J3

Tel.: (819) 797-5242
Fax: (819) 797-1470
Email: info@globexmining.com
Web Site: www.globexmining.com

Forward Looking Statements
Except for historical information this News Release may contain certain "forward looking statements". These statements may involve a number of known and unknown risks and uncertainties and other factors that may cause the actual results, level of activity and performance to be materially different from the Company's expectations and projections.

Ref.: File No. 82-4025

END